UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NorthStar Realty Europe Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66706L101

(CUSIP Number)

Colony Capital Operating Company, LLC

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

310-282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,304,628
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,304,628
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,304,628
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.8%[1]
14	Type of Reporting Person (See Instructions) OO

[1]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2017.

1	Names of Reporting Persons COLONY NORTHSTAR, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,304,628
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,304,628
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,304,628
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.8%[2]
14	Type of Reporting Person (See Instructions) CO

[2]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of NorthStar Realty Europe Corp., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 399 Park Avenue, 18th Floor, New York, New York 10022.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and Colony NorthStar, Inc., a Maryland corporation (“Colony NorthStar,” and collectively with CCOC, the “Reporting Persons”). CCOC is the operating company of Colony NorthStar. Colony NorthStar is a global real estate and investment management firm, and the sole Managing Member of CCOC. The principal business address of the Reporting Persons is 515 S. Flower Street, 44th Floor, Los Angeles, California 90071.

During the past five years, neither of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 12, 2017, CCOC purchased 3,723,934 shares of Common Stock (the “Bow Street Shares”) from Bow Street, LLC, a Delaware limited liability company (“Bow Street”), and certain funds or accounts managed by Bow Street in a privately negotiated transaction pursuant to the Common Stock Purchase Agreement between CCOC and Bow Street, dated as of May 12, 2017 (the “Bow Street Agreement”), for an aggregate purchase price of $47,480,158.50.

Further, on May 16, 2017, CCOC entered into a 10b-18 Purchase Agreement (the “10b-18 Purchase Agreement”) with J.P. Morgan Securities LLC (“JPM”), pursuant to which CCOC appointed JPM as its non-exclusive agent to purchase shares of Common Stock in the open market. Since execution of the 10b-18 Purchase Agreement, JPM, on behalf of CCOC, has purchased the number of shares at the corresponding prices listed on Annex B hereto in the open market (the “10b-18 Shares,” and together with the Bow Street Shares, the “Shares”).

CCOC used available cash to pay for the Shares. CCOC did not borrow any funds for the purchase of the Shares.

The Bow Street Agreement and 10b-18 Purchase Agreement are attached hereto as Exhibits 2 and 3, respectively, to this Schedule 13D.

Item 4.	Purpose of Transaction.

CNI NRE Advisors, LLC, an indirect, wholly-owned subsidiary of CCOC, serves as the external manager to the Issuer (the “Manager”). The Reporting Persons, as the owners of the Manager, believe that having a meaningful interest in the Issuer will better align the interests of the Manager with those of the shareholders of the Issuer.

Accordingly, CCOC has determined that it is appropriate for it to increase its ownership stake in the Issuer and has acquired the Shares. As described in Item 3 above, CCOC has entered into the 10b-18 Purchase Plan, pursuant to which it plans to purchase additional shares of Common Stock in the open market.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future make changes in their investment in the Issuer depending on various factors, including, without limitation, the Issuer’s business, financial condition, operating results, prospects and strategic direction; actions taken by the board of trustees of the Issuer; price levels of the shares of Common Stock; other investment opportunities available to the Reporting Persons; conditions in the securities market; and general economic and industry conditions. In response to this review, the Reporting Persons may take such actions with respect to the investment in the Issuer as they deem appropriate, including, for example: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, “Securities”) in private transactions, in the open market or otherwise; (ii) disposing of any or all of their Securities in private transactions, in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Further, Mr. David T. Hamamoto, who is the Executive Vice Chairman of Colony NorthStar, and Mr. Richard B. Saltzman, who is the Chief Executive Officer and President of Colony NorthStar, currently serve as directors of the Issuer. As directors and/or officers, as the case may be, of Colony NorthStar, and as Directors of the Issuer, Mr. Hamamoto and Mr. Saltzman may, from time to time, engage with, and contribute their respective commercial expertise to, the Issuer’s Board of Directors and management with respect to the management, operations, business and financial condition of the Issuer and such other matters as they may deem relevant to the investment of CCOC in the Shares.

Except as noted above, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of May 22, 2017, the Reporting Persons are the beneficial owners of 4,304,628 shares of Common Stock, which represent approximately 7.8%3 of the Issuer’s outstanding Common Stock.

(b)

CCOC has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 4,304,628 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 4,304,628 shares of Common Stock.

[3]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

Colony NorthStar has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 4,304,628 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 4,304,628 shares of Common Stock.

(c) Other than the acquisition of the Shares as reported in Item 3 above, there have been no transactions with respect to the Common Stock during the sixty days prior to the date hereof by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

The information set forth in Annex A hereto is incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

In addition to the Joint Filing Agreement, dated May 22, 2017, that has been entered into by the Reporting Persons, set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any Securities of the Issuer.

As reported in Item 3 above, on May 12, 2017, CCOC entered into the Bow Street Agreement pursuant to which CCOC purchased 3,723,934 shares of Common Stock of the Issuer. Under the terms of the Bow Street Agreement, for a period of two years from May 12, 2017 (the “Standstill Period”), Bow Street has agreed to not (i) acquire any shares of Common Stock of the Issuer, or rights or options to acquire any shares of Common Stock of the Issuer, (ii) participate in a “group” (as defined under the Exchange Act) with respect to the Issuer, (iii) seek to control or influence, or obtain representation on, the Board of Directors of the Issuer, (iv) arrange or participate in any financing for the purchase of any shares of Common Stock or assets of the Issuer or (v) enter into any discussions or arrangements with any third-party with respect to any of the forgoing. Further, for a period of two years following the Standstill Period (the “Additional Limited Standstill Period”), Bow Street has agreed to not engage in any of the actions described in clauses (i) through (v) above; provided, Bow Street is permitted to acquire any securities, or rights or options to acquire any securities, of the Issuer during the Additional Limited Standstill Period so long as (i) Bow Street does not purchase securities that would cause its ownership to exceed 4.9% of the outstanding shares of Common Stock of the Issuer, (ii) Bow Street agrees to vote any such securities acquired consistent with the recommendation of the Board of Directors of the Issuer on any shareholder action (with the exception of certain maters submitted to a shareholder vote) and (iii) Bow Street does not engage in any of the other actions described in clauses (i) through (v) above.

If at any time during the Standstill Period or Additional Limited Standstill Period (x) the Issuer enters into a definitive agreement providing for a Sale Transaction (as defined in the Bow Street Agreement) or publicly announces its intention to pursue a Sale Transaction; (y) a tender or exchange offer that would constitute a Sale Transaction is made or announced and the Board of Directors of the Issuer accepts (or recommends that its stockholders accept) such offer or fails to recommend within ten (10) business days from the date of commencement of such offer that its stockholders reject such offer; or (z) Colony NorthStar, or an affiliate thereof, ceases to be the manager and adviser to the Issuer, then the restrictions applicable during the Standstill Period and Additional Limited Standstill Period (as described above) will automatically terminate.

Further, as described in the Bow Street Agreement, if there is a marketed process for, or negotiations related to, certain transactions related to the sale of the assets of the Issuer, or certain transactions related to the sale, assignment or transfer of the asset management contract of the Issuer, then CCOC shall (i) cause Colony NorthStar to use commercially reasonable efforts to cause the Issuer to permit Bow Street to participate in either a marketed process for, or negotiations related to, such transactions related to the sale of the assets of the Issuer, and (ii) invite Bow Street to participate in any negotiations regarding such transactions related to the sale, assignment or transfer of the asset management contract of the Issuer.

In addition, as reported in Item 3 above, on May 16, 2017, CCOC entered into the 10b-18 Purchase Agreement, pursuant to which CCOC appointed JPM as its non-exclusive agent to purchases shares of Common Stock in the open market. Under the terms of the 10b-18 Purchase Agreement, CCOC will provide JPM instruction on a daily basis regarding the total number of shares of Common Stock to be acquired during the day succeeding such instruction and the maximum price or the range of prices to be paid for such shares of Common Stock. The 10b-18 Purchase Agreement shall remain in effect until either party notifies the other of termination.

The above descriptions of the Bow Street Agreement and 10b-18 Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Bow Street Agreement and 10b-18 Purchase Agreement, copies of which are filed as Exhibits 2 and 3, respectively, hereto and incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any Securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 –	Joint Filing Agreement, dated May 22, 2017, between Colony NorthStar, Inc. and Colony Capital Operating Company, LLC.

Exhibit 2 –	Common Stock Purchase Agreement between Colony Capital Operating Company, LLC and Bow Street, LLC, dated as of May 12, 2017.

Exhibit 3 –	10b-18 Purchase Agreement between Colony Capital Operating Company, LLC and J.P. Morgan Securities LLC, dated as of May 16, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2017

COLONY CAPITAL OPERATING COMPANY, LLC

By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

COLONY NORTHSTAR, INC.

By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Executive Vice President and Chief Operating Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

COLONY NORTHSTAR, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Colony NorthStar, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony NorthStar, Inc., 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony NorthStar, Inc.’s knowledge, none of its directors or executive officers beneficially owns any shares of Common Stock of the Issuer, except for David Hamamoto and Charles W. Schoenherr, and none of its directors or executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days. Mr. Hamamoto and Mr. Schoenherr own 721,559 and 833 shares, respectively, of Common Stock of the Issuer, or 1.3% and 0.0%4, respectively, of the Common Stock outstanding, and has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Directors	Principal Occupation

Thomas J. Barrack, Jr.	Executive Chairman Colony NorthStar, Inc.

David T. Hamamoto	Executive Vice Chairman Colony NorthStar, Inc.

Doug Crocker II	Managing Partner DC Partners LLC

Nancy A. Curtin	Chief Investment Officer and Head of Investments Close Brothers Asset Management

Jon A. Fosheim	Private Investor

Justin Metz	Managing Principal Related Companies

George G. C. Parker	Professor Stanford University’s Graduate School of Business

Charles W. Schoenherr	Managing Director Waypoint Residential, LLC

John L. Steffens	Founder Spring Mountain Capital, LP

John A. Somers	Private Investor

[4]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

Executive Officers	Title

Thomas J. Barrack, Jr.	Executive Chairman

David T. Hamamoto	Executive Vice Chairman

Richard B. Saltzman	Chief Executive Officer and President

Mark M. Hedstrom	Executive Vice President and Chief Operating Officer

Ronald M. Sanders	Executive Vice President and Chief Legal Officer and Secretary

Darren J. Tangen	Executive Vice President and Chief Financial Officer

Kevin P. Traenkle	Executive Vice President and Chief Investment Officer

Neale Redington	Chief Accounting Officer

COLONY CAPITAL OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital Operating Company, LLC’s knowledge, none of its executive officers beneficially owns any shares of Common Stock of the Issuer, except for David Hamamoto, and none of its executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days. Mr. Hamamoto owns 721,559 shares of Common Stock of the Issuer, or 1.3%5 of the Common Stock outstanding, and has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title

Thomas J. Barrack, Jr.	Chairman

David T. Hamamoto	Vice Chairman

Richard B. Saltzman	Chief Executive Officer and President

Mark M. Hedstrom	Vice President

Ronald M. Sanders	Vice President, Secretary

Darren J. Tangen	Vice President, Treasurer

Neale Redington	Vice President

David A. Palame	Assistant Secretary

[5]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

ANNEX B

PURCHASES PURSUANT TO 10B-18 PURCHASE AGREEMENT

The following table sets forth information on the daily purchases of shares of Common Stock of the Issuer by JPM, on behalf of CCOC, since CCOC and JPM entered into the 10b-18 Purchase Agreement through the date hereof.

Date	Aggregate Number of Shares Purchased	Weighted Average Purchase Price[6]	Price Range
May 16, 2017	63,485	$11.7942	$11.7300 - $11.8700
May 17, 2017	64,548	$11.7688	$11.7000 - $11.8600
May 18, 2017	64,640	$11.7297	$11.6800 - $11.7950
May 19, 2017	64,640	$11.8159	$11.7250 - $11.9000
May 22, 2017	77,027	$11.9999	$11.9000 - $12.0900

[6]	The Reporting Persons undertake to provide upon request by the Staff full information regarding the number of Shares purchased at each separate price.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated May 22, 2017, between Colony NorthStar, Inc. and Colony Capital Operating Company, LLC

2	Common Stock Purchase Agreement between Colony Capital Operating Company, LLC and Bow Street, LLC, dated as of May 12, 2017

3	10b-18 Purchase Agreement between Colony Capital Operating Company, LLC and J.P. Morgan Securities LLC, dated as of May 16, 2017